Exhibit 99.1

EchoStar Announces Financial Results for the Three Months Ended March 31, 2023

Englewood, CO, May 8, 2023—EchoStar Corporation (Nasdaq: SATS) announced its financial results for the three months ended March 31, 2023.

Three Months Ended March 31, 2023 Financial Highlights:

•Consolidated revenue of $439.6 million.
•Net income of $27.8 million, consolidated net income attributable to EchoStar common stock of $29.0 million, and basic and diluted earnings per share of common stock of $0.35.
•Consolidated Adjusted EBITDA of $135.0 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“In the first quarter of 2023, the EchoStar team performed as planned, with a focus on optimizing our existing assets and market opportunities efficiently,” said Hamid Akhavan, CEO and President of EchoStar. “The business continues to pursue new avenues of growth, laying the operational foundation to drive increased revenues once our upcoming EchoStar XXIV/JUPITER 3 satellite enters into service and taking tangible steps toward fulfilling our vision of a global 5G network in the S-band.”

Three Months Ended March 31, 2023 - Additional Information:

•Consolidated revenue decreased 12.3% or $61.9 million year over year. The decrease was driven by lower service revenues of $41.3 million partially due to fewer broadband customers. Equipment sales decreased $20.7 million, primarily due to lower sales to both domestic and international enterprise customers.
•Net income decreased $61.1 million year over year. The decrease was due to lower operating income of $16.8 million and an unfavorable change in investments of $87.8 million due to $80.7 million of gains that occurred in 2022. These items were partially offset by a favorable change in interest income of $22.2 million and lower net income tax expense of $21.3 million.
•Adjusted EBITDA decreased 18.6% or $30.9 million year over year.
◦Hughes segment Adjusted EBITDA decreased $30.1 million year over year. The decrease was driven primarily by lower service and equipment revenue, partially offset by lower sales and marketing expense for our broadband consumer business.
◦ESS segment Adjusted EBITDA increased $2.0 million year over year primarily due to higher revenue.
◦Corporate and Other segment Adjusted EBITDA decreased $2.7 million year over year. The decrease was primarily due to higher corporate expenses, partially offset by higher earnings of unconsolidated affiliates, net, of $0.4 million.
•Hughes broadband subscribers totaled approximately 1,177,000, declining 51,000 from December 31, 2022. Our current capacity limitations, increasing bandwidth usage by approximately 15% year on year on average by our existing U.S subscribers, and competitive pressures are impacting our consumer subscriber levels. In Latin America, subscriber levels were tempered by our focus on more profitable consumer segments and by our allocation of capacity to enterprise opportunities.
•For the three months ended March 31, 2023, approximately 37% of Hughes segment revenue was attributable to our enterprise customers, increasing from 36% in the same period last year.

•Cash, cash equivalents and current marketable investment securities were $1.7 billion as of March 31, 2023.
•The JUPITER 3/EchoStar XXIV satellite is currently expected to be shipped to the launch site in June and subsequently launched at the first window that SpaceX can allocate to it, which is subject to preemption by certain higher-priority government launches.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three months ended March 31, 2023 and 2022 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended March 31,
	2023	2022

Revenue
Hughes	$431,195	$494,106
EchoStar Satellite Services	5,997	$4,474
Corporate and Other	2,405	$2,954
Total revenue	$439,597	$501,534

Net income (loss)	$27,820	$88,945

Adjusted EBITDA
Hughes	$154,164	$184,287
EchoStar Satellite Services	4,655	$2,691
Corporate & Other	(23,832)	$(21,089)
Total Adjusted EBITDA	$134,987	$165,889

Expenditures for property and equipment, net of refunds and other receipts	$44,071	$112,138

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended March 31,
	2023	2022

Net income (loss)	$27,820	$88,945
Interest income, net	(28,596)	(6,422)
Interest expense, net of amounts capitalized	13,286	14,973
Income tax provision (benefit), net	11,460	32,782
Depreciation and amortization	102,858	120,436
Net loss (income) attributable to non-controlling interests	1,221	2,488
EBITDA	128,049	253,202
(Gains) losses on investments, net	7,109	(80,686)
Impairment of long-lived assets	3,142	—
License fee dispute - India, net of non-controlling interests	—	(233)
Foreign currency transaction (gains) losses, net	(3,313)	(6,394)
Adjusted EBITDA	134,987	165,889

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” “Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items.

EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors.

Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended March 31, 2023 and 2022 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended March 31, 2023 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Tuesday, May 9, 2023 at 8:30 a.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To participate via telephone and ask a question, participants must register using an online form found at: https://register.vevent.com/register/BI60954a97734841e7aa2eaffe6e4ad436.

About EchoStar Corporation

EchoStar Corporation (Nasdaq: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Samantha Whirley Phone: +1 301-601-6451 Email: ir@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of
	March 31, 2023	December 31, 2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$920,105	$704,541
Marketable investment securities	755,169	973,915
Trade accounts receivable and contract assets, net	251,871	236,479
Other current assets, net	252,596	210,446
Total current assets	2,179,741	2,125,381
Non-current assets:
Property and equipment, net	2,175,861	2,237,617
Operating lease right-of-use assets	147,707	151,518
Goodwill	532,858	532,491
Regulatory authorizations, net	461,556	462,531
Other intangible assets, net	15,151	15,698
Other investments, net	364,954	356,705
Other non-current assets, net	315,960	317,062
Total non-current assets	4,014,047	4,073,622
Total assets	$6,193,788	$6,199,003

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$85,772	$101,239
Contract liabilities	129,292	121,739
Accrued expenses and other current liabilities	163,109	199,853
Total current liabilities	378,173	422,831
Non-current liabilities:
Long-term debt, net	1,496,981	1,496,777
Deferred tax liabilities, net	430,957	424,621
Operating lease liabilities	131,881	135,932
Other non-current liabilities	112,534	119,787
Total non-current liabilities	2,172,353	2,177,117
Total liabilities	2,550,526	2,599,948

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both March 31, 2023 and December 31, 2022	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 59,303,237 shares issued and 35,989,926 shares outstanding at March 31, 2023 and 58,604,927 shares issued and 35,291,616 shares outstanding at December 31, 2022	59	59
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both March 31, 2023 and December 31, 2022	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2023 and December 31, 2022	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2023 and December 31, 2022	—	—
Additional paid-in capital	3,376,169	3,367,058
Accumulated other comprehensive income (loss)	(166,931)	(172,239)
Accumulated earnings (losses)	862,558	833,517
Treasury shares, at cost, 23,313,311 at both March 31, 2023 and December 31, 2022	(525,824)	(525,824)
Total EchoStar Corporation stockholders' equity	3,546,079	3,502,619
Non-controlling interests	97,183	96,436
Total stockholders' equity	3,643,262	3,599,055
Total liabilities and stockholders' equity	$6,193,788	$6,199,003

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)
(unaudited)

	For the three months ended March 31,
	2023	2022

Revenue:
Services and other revenue	$377,527	$418,811
Equipment revenue	62,070	82,723
Total revenue	439,597	501,534
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	135,372	141,129
Cost of sales - equipment (exclusive of depreciation and amortization)	51,662	69,114
Selling, general and administrative expenses	110,061	118,170
Research and development expenses	8,255	7,617
Depreciation and amortization	102,858	120,436
Impairment of long-lived assets	3,142	—
Total costs and expenses	411,350	456,466
Operating income (loss)	28,247	45,068
Other income (expense):
Interest income, net	28,596	6,422
Interest expense, net of amounts capitalized	(13,286)	(14,973)
Gains (losses) on investments, net	(7,109)	80,686
Equity in earnings (losses) of unconsolidated affiliates, net	(551)	(1,714)
Foreign currency transaction gains (losses), net	3,313	6,394
Other, net	70	(156)
Total other income (expense), net	11,033	76,659
Income (loss) before income taxes	39,280	121,727
Income tax benefit (provision), net	(11,460)	(32,782)
Net income (loss)	27,820	88,945
Less: Net loss (income) attributable to non-controlling interests	1,221	2,488
Net income (loss) attributable to EchoStar Corporation common stock	$29,041	$91,433

Earnings (losses) per share:
Basic	$0.35	$1.07
Diluted	$0.35	$1.06

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)
(unaudited)

	For the three months ended March 31,
	2023	2022

Cash flows from operating activities:
Net income (loss)	$27,820	$88,945
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	102,858	120,436
Impairment of long-lived assets	3,142	—
Losses (gains) on investments, net	7,109	(80,686)
Equity in losses (earnings) of unconsolidated affiliates, net	551	1,714
Foreign currency transaction losses (gains), net	(3,313)	(6,394)
Deferred tax provision (benefit), net	6,521	25,538
Stock-based compensation	2,592	1,860
Amortization of debt issuance costs	204	191
Other, net	(24,078)	(2,528)
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(14,041)	(8,480)
Other current assets, net	(27,153)	(3,340)
Trade accounts payable	(13,797)	7,046
Contract liabilities	7,553	(3,142)
Accrued expenses and other current liabilities	(28,257)	(27,033)
Non-current assets and non-current liabilities, net	(1,286)	(9,774)
Net cash provided by (used for) operating activities	46,425	104,353

Cash flows from investing activities:
Purchases of marketable investment securities	(238,585)	(88,578)
Sales and maturities of marketable investment securities	457,776	492,812
Expenditures for property and equipment	(59,071)	(112,138)
Refunds and other receipts related to capital expenditures	15,000	—
Expenditures for externally marketed software	(6,962)	(5,093)
India JV formation	—	(7,892)
Net cash provided by (used for) investing activities	168,158	279,111

Cash flows from financing activities:
Payment of finance lease obligations	—	(85)
Payment of in-orbit incentive obligations	(1,834)	(1,444)
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	1,098	2,367
Treasury share repurchase	—	(33,307)
Net cash provided by (used for) financing activities	(736)	(32,469)

Effect of exchange rates on cash and cash equivalents	1,659	3,480
Net increase (decrease) in cash and cash equivalents	215,506	354,475
Cash and cash equivalents, including restricted amounts, beginning of period	705,883	536,874
Cash and cash equivalents, including restricted amounts, end of period	$921,389	$891,349